AB
12/30

SEC
Mail Processing
Section

DEC 2 3 2009

Washington, DC
121

[redacted]

09043016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 33671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **4G FINANCIAL, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18111 PRESTON ROAD SUITE 100
(No. and Street)

DALLAS	TEXAS	75252
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN GUINN **(469) 364-8200**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	SYRACUSE	NEW YORK	13203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
1/8

OATH OR AFFIRMATION

I, **Brian Guinn** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **4G Financial, Inc.** as of **September 30, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JESSICA COOK
Notary Public, State of Texas
My Commission Expires
October 19, 2011

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

X	(a) Facing page.
	(b) Statement of Financial Condition.
	(c) Statement of Income (Loss).
	(d) Statement Cash Flows.
	(e) Statement of Changes in Stockholder's Equity .
	(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
	(g) Computation of Net Capital.
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
	(j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1.
	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
X	(l) An Oath or Affirmation.
X	(m) A copy of the SIPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
	(o) Independent auditors' report on internal control.
X	(p) Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

4G FINANCIAL, INC.

SIPC SUPPLEMENTAL REPORT

IN ACCORDANCE WITH SEC RULE 17a-5(e)(4)(i)

8-33671

Period	Due for Period	* Amount Paid	** Balance Due (Overpaid)	Scheduled Payment Date
April 1, 2009 through September 30, 2009	$498	$150	$348	11/30/09

* Payment was made to SIPC on 1/15/09 in the amount of $150.

** Payment was made to SIPC on 11/30/09 in the amount of $348.

In our opinion the assessment was determined fairly in accordance with applicable instructions and forms.

Evans and Bennett LLP
Certified Public Accountants

November 24, 2009

Brian Guinn, President
4G Financial, Inc.
18111 Preston Road, Ste 100
Dallas, Texas 75252

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Director and Stockholder of 4G Financial, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2009, which were agreed to by 4G Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating 4G Financial, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). 4G Financial, Inc.'s management is responsible for the 4G Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended September 30, 2009 noting no differences:

3. Compared any adjustments reported in From SIPC-7T with supporting scheduled and working papers noting no differences:

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
November 24, 2009